Exhibit 99.3
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On December 18, 2025, pursuant to the Agreement and Plan of Merger, dated as of September 14, 2025 (the Merger Agreement), California Resources Corporation (CRC, we, us, or our) acquired Berry Corporation (bry) (Berry) in an all-stock transaction (the Berry Merger). In connection with the closing of the Berry Merger, we issued 5,572,115 shares of our common stock, which represented 0.0718 shares of our common stock for each outstanding share of Berry stock as of December 17, 2025. We paid cash or issued replacement equity awards in settlement of certain Berry restricted and performance stock units. We also paid approximately $449 million in connection with the extinguishment of all of Berry’s outstanding indebtedness using the proceeds from the issuance of our 7.000% senior notes due 2034 (the 2034 Senior Notes) and cash on hand.

The following unaudited pro forma condensed combined financial information is derived from the audited historical consolidated financial statements of CRC and the unaudited historical consolidated financial statements of Berry, respectively, and gives effect to (i) the Berry Merger, (ii) the extinguishment of Berry’s outstanding debt, and (iii) the issuance of new debt (collectively, the pro forma events). The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 gives effect to the pro forma events as if they had occurred on January 1, 2025. The unaudited pro forma condensed combined statements of operations have been derived from and should be read in conjunction with (i) the historical audited consolidated statement of operations of CRC for the year ended December 31, 2025 and (ii) the historical unaudited consolidated and combined financial statements of Berry for the nine months ended September 30, 2025. No unaudited pro forma combined balance sheet as of December 31, 2025 is presented due to the fact that all pro forma events were completed prior to December 31, 2025, and the results of the pro forma events are reflected in CRC’s audited consolidated balance sheet included in our Annual Report on Form 10-K for the year ended December 31, 2025 (the 2025 Annual Report).

The unaudited condensed combined pro forma financial statements contain certain reclassification adjustments to conform the historical financial statement presentation of Berry to that of CRC.

CRC utilized the services of C&J Well Services, a subsidiary of Berry, during the year ended December 31, 2025. As such, an adjustment was applied to the unaudited pro forma combined condensed statement of operations for the year ended December 31, 2025 to eliminate a portion of services revenue and operating costs related to well servicing, which would be considered intercompany activity and eliminated in consolidation.

The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect on a pro forma basis, the effect of the pro forma events on the historical financial information of CRC. The adjustments are described in the notes to the unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined financial information is included for informational purposes only. The unaudited pro forma condensed combined financial information should not be relied upon as being indicative of our results of operations or financial condition had the pro forma events occurred on the date assumed. The unaudited pro forma condensed combined financial information also does not project our results of operations for any future period or date, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that the combined company may achieve with respect to the combined operations. Specifically, the unaudited pro forma condensed combined statement of operations does not include projected synergies expected to be achieved as a result of the Berry Merger and any associated costs that may be required to be incurred to achieve those synergies. The unaudited pro forma condensed combined statement of operations should be read in conjunction with the 2025 Annual Report.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2025
(in millions, except per share amounts)

	For the year ended December 31, 2025	For the period of January 1, 2025 through December 17, 2025	For the year ended December 31, 2025
	CRC (as reported)	Berry (proforma)	Presentation Adjustments		Transaction Adjustments Acquisition		Financing Adjustments		CRC Proforma Combined
REVENUES
Total operating revenues	$3,669	$665	$—		$(36)	(B)	$—		$4,298

OPERATING EXPENSES
Operating costs	1,252	218	—		(36)	(B)	—		1,434
Cost of services	—	78	(78)	(A)
General and administrative expenses	333	81	—		5	(C)	—		419
Depreciation, depletion and amortization	511	147	(11)	(A)	(46)	(D)	—		601
Asset impairment	59	158	—		—		—		217
Taxes other than on income	242	47	—		—		—		289
Costs related to marketing of purchased commodities	182	3	—		—		—		185
Electricity generation expenses	38	3	—		—		—		41
Transportation costs	79	5	—		—		—		84
Accretion expense	114	—	11	(A)	4	(E)	—		129
Net loss on natural gas purchase derivatives	50	9	—		—		—		59
Measurement period adjustments	1	—	—		—		—		1
Acquisition and other transaction costs	—	17	(17)	(A)					—
Other operating expenses, net	209	(13)	108	(A)	—		—		304
Total operating expenses	3,070	753	13		(73)		—		3,763
Net (loss) gain on asset divestitures	(1)	—	13	(A)	—		—		12
OPERATING INCOME (LOSS)	598	(88)	—		37		—		547

NON-OPERATING INCOME (EXPENSES)
Interest and debt expense	(106)	(56)	—		56	(F)	(29)	(H)	(135)
Loss on early extinguishment of debt	(1)	—	—		—		—		(1)
Equity loss from unconsolidated subsidiaries	(4)	—	—		—		—		(4)
Other non-operating income	15	—	—		—		—		15
INCOME (LOSS) BEFORE INCOME TAXES	502	(144)	—		93		(29)		422
Income tax (provision) benefit	(139)	35	—		(26)	(G)	8	(I)	(122)
NET INCOME (LOSS)	$363	$(109)	$—		$67		$(21)		$300

Net income per share
Basic	$4.17								$3.25
Diluted	$4.15								$3.23

Weighted-average common shares outstanding
Basic	87.0								92.3
Diluted	87.4								92.9

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

NOTE 1    BASIS OF PRESENTATION

The unaudited pro forma condensed combined statement of operations was prepared in accordance with Article 11 of Regulation S-X, and presents the pro forma financial condition and results of operations of CRC based upon the historical financial information of CRC and Berry after giving effect to the pro forma events and related adjustments set forth in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not reflect any management adjustments for expected synergies or dissynergies of the mergers. Included in the historical CRC statement of operations for the year ended December 31, 2025 was $20 million for nonrecurring transaction and integration costs related to the Berry Merger as well as $13 million which included severance for certain Berry executives, the acceleration of certain stock-based compensation awards and retention bonuses. Additionally, Berry recognized $17 million merger-related transaction costs.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, gives effect to the pro forma events as if they had occurred on January 1, 2025.

NOTE 2    ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

The following adjustments were made related to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025:

A.Reflects certain reclassification adjustments to conform Berry’s historical revenues and expenses to the financial statement presentation of CRC, which included the reclassification of:

1.$78 million related to C&J Well Services from cost of services to other operating expenses, net, all within operating expenses;

2.$11 million of accretion expense from depreciation, depletion and amortization to accretion expense, all within operating expenses;

3.$17 million of transaction costs from acquisition and other transaction costs to other operating expenses, net, all within operating expenses;

4.$13 million of gain on asset divestiture from other operating expenses, net to net (loss) gain on asset divestitures.

B.Reflects the elimination of activity between CRC and C&J Well Services for the period from January 1, 2025 through December 17, 2025 that, following the Berry Merger, would be considered intercompany activity and eliminated upon consolidation.

C.Reflects $5 million related to additional retention awards paid to Berry employees.

D.Reflects the estimated changes in pro forma depreciation, depletion, and amortization expense based on the preliminary purchase price allocation resulting from the reduction in basis associated with the property, plant, and equipment balance.

E.Reflects an estimated $4 million increase in accretion expense resulting from a remeasurement of the asset retirement obligation liability.

F.Reflects the elimination of historical interest expense and amortization of debt issuance costs associated with the elimination of Berry’s outstanding debt.

G.Reflects the change in tax related to the adjustments above calculated using a blended U.S. federal and state statutory income tax rate of 28%.

H.Reflects interest expense related to the issuance of our 2034 Senior Notes, calculated based on an interest rate of 7.000%. This adjustment also includes the amortization of debt issuance costs of $7 million over the estimated eight-year period of the loan.

I.Represents the pro forma adjustment to taxes as a result of adjustment (H), which was calculated using a blended U.S. federal and state statutory income tax rate of 28%.

Unaudited Pro Forma Net Income Per Share

Unaudited basic pro forma net income per share is computed by dividing pro forma net income attributable to common shares by the pro forma weighted average number of common shares outstanding during the period. Unaudited diluted pro forma net income per share is computed by dividing pro forma net income attributable to common shares by the weighted average number of common shares outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on net income per share.

Pro forma net income per share—basic and diluted

(in millions except per share amounts)

For the Year Ended December 31, 2025

Numerator:
Pro forma net income - basic and diluted	$300
Denominator:
Pro forma weighted average shares outstanding - basic	92.3
Potential dilutive common shares:
Restricted Stock Units	0.5
Performance Stock Units	0.1
Pro forma weighted average shares outstanding - diluted	92.9
Net income per share:
Basic	$3.25
Diluted	$3.23
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